Via EDGAR Transmission

August 4, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Craig D. Wilson, Sr. Asst. Chief Accountant, Office of Information Technologies and Services

Re:	HMS Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed June 6, 2017
Form 8-K
Furnished May 10, 2017
File No. 000-50194

Mr. Wilson:

Set forth below is the response of HMS Holdings Corp. (the "Company", "we", "us" or "our"), to the comment letter, dated July 21, 2017 (the "Comment Letter"), of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission with respect to the above-referenced filings of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff's comment from the Comment Letter in bold typeface followed by the Company's response thereto. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements

Note 1(b) Summary of Significant Accounting Policies

(xiv) Stock-Based Compensation, page 110

1.	Please explain why you believe the straight-line method is appropriate to recognize the compensation costs associated with performance-based awards subject to market conditions. Also tell us whether you used the accelerated method or straight-line method to recognize the compensation costs associated with your awards subject to both performance and service-based vesting conditions. Refer to ASC 718-10-35-8.

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 4, 2017

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company currently grants two types of stock-based compensation equity awards in the form of stock options and restricted stock units under the 2016 Omnibus Incentive Plan: 1) equity awards subject to service-based conditions only, and 2) equity awards subject to both market and service conditions.

The Company’s equity awards with service-based conditions only generally vest when an eligible employee or non-employee director of the Company completes the requisite term of the service period, which is typically three to four years for employees and one year for non-employee directors. For these awards, the Company recognizes compensation costs over the requisite service period.

The Company’s equity awards with both market and service conditions generally vest upon the achievement of certain market-based targets associated with the Company’s stock price provided that the employee remains employed by the Company through the respective service period of the equity award, which is typically three years. Although the Company has described these equity awards in our filings using the plain English term of “performance-based awards,” these awards are subject to market conditions, and not performance conditions, as defined under ASC 718-10-20. With respect to stock option grants, the market condition is satisfied when the Company’s average closing price per share as reported on the NASDAQ Global Select Market during at least one measurement period is at least 25% higher than the option exercise price per share specified in the award agreement. With respect to restricted stock unit grants, the market condition is satisfied when the Company’s average closing price per share as reported on the NASDAQ Global Select Market during at least one measurement period is at least 25% higher than the closing price per share as reported on the NASDAQ Global Select Market on the date of the grant. Since the vesting of these awards is conditional on a specified increase in the price of the Company’s shares, these awards are considered to contain a market condition in accordance with ASC 718-10-20. The impact of the market condition is factored into the fair value of the award at the grant date. As such, compensation expense associated with these awards is recognized straight line over the requisite service period, taking into account an estimated forfeiture rate, regardless of whether the market condition is ever satisfied.

In light of the Staff’s comment, the Company proposes to revise its disclosure prospectively beginning in the December 31, 2017 Form 10-K, to clarify the vesting conditions of its equity awards and the method used for recognizing the compensation expense of these awards by including in the Notes to the Consolidated Financial Statements the following or substantially similar disclosure (additions and deletions noted in underlined and strikethrough, respectively):

“Long-Term Incentive Award Plans

The Company grants ~~equity based compensation awards, including~~ stock options and restricted stock units (“equity awards”), to HMS employees and non-employee directors under the 2016 Omnibus Plan, ~~which was~~ as approved by the Company’s shareholders on June 23, 2016. The 2016 Omnibus Plan replaced and superseded the Company’s 2006 Stock Plan and 2011 HDI Plan. All of the Company’s employees as well as HMS non-employee directors are eligible to participate in the 2016 Omnibus Plan. Awards granted under the 2016 Omnibus Plan generally vest over one to four years. The exercise price of stock options granted under the 2016 Omnibus Plan may not be less than the fair market value of a share of stock on the grant date, as measured by the closing price of the Company’s common stock on the NASDAQ Global Select Market and the term of a stock option may not exceed ten years. ~~Certain stock option and restricted stock unit awards granted to senior executives are subject to performance-based vesting conditions. The performance-based awards are market condition awards as the performance condition is based on the Company’s common stock price over the applicable performance period.~~ The Company currently grants two types of equity awards: 1) equity awards with service conditions and 2) equity awards with market and service conditions. The market condition is based on the Company’s common stock price during the applicable measurement period.

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 4, 2017

Stock-Based Compensation Expense

~~For awards subject to service based vesting conditions, the~~ The Company recognizes stock-based compensation expense equal to the grant date fair value of the award on a straight-line basis over the requisite service period~~, which is generally the vesting term. For the performance-based awards subject to market conditions, the Company recognizes stock-based compensation expense equal to the grant date fair value of the stock options on a straight line basis over the requisite service period~~.

The fair value of each option grant with service~~-based~~ conditions only is estimated using the Black-Scholes pricing model. The fair value of each option grant with market~~-based~~ and service conditions is estimated using a Monte Carlo simulation model. The fair value of each restricted stock unit is calculated based on the closing sale price of the Company’s common stock on the grant date.”

Form 8-K Furnished on May 10, 2017

2.	Please revise your future earnings releases to ensure your GAAP diluted EPS precedes your Adjusted EPS per diluted share in the highlights on the top of page 1. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: In response to the Staff's comment, the Company confirms that in future earnings releases it will clarify that references to "GAAP EPS" are references to "GAAP EPS" on a diluted basis and ensure that diluted "GAAP EPS" precedes "Adjusted EPS".

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5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 4, 2017

We believe the foregoing is responsive to the Staff's comments. Should you have any questions, please do not hesitate to contact the undersigned at (214) 453-3000.

Sincerely,

HMS HOLDINGS CORP.

/s/ Jeffrey Sherman

Jeffrey Sherman

Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mengyao Lu, Staff Accountant

 Securities and Exchange Commission

 Division of Corporation Finance

 Meredith Bjorck, Executive Vice President, General Counsel and Corporate Secretary

 HMS Holdings Corp.

 Greg Aunan, Senior Vice President and Chief Accounting Officer

 HMS Holdings Corp.

 Brian J. Lane

 Gibson, Dunn & Crutcher LLP

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com